Globus Maritime Limited

c/o Globus Shipmanagement Corp.

128 Vouliagmenis Avenue

3rd Floor

166 74 Glyfada
Athens, Greece

Tel: +30-210-960-8300

July 21, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Globus Maritime Limited

Registration Statement on Form F-3 (File No. 333-273249)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form F-3 be accelerated so that it will be made effective at 9:00 a.m. Eastern Time on July 26, 2023, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Steven Hollander of Watson Farley & Williams LLP, counsel to the undersigned registrant, at (212) 922-2252.

Yours truly,

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name:	Athanasios Feidakis
Title:	President, Chief Executive Officer, and Chief Financial Officer